UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                     Sociedad Quimica y Minera de Chile S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Chemical and Mining Company of Chile Inc.
--------------------------------------------------------------------------------
                    (Name of Issuer Translated into English)



                   Series A Shares, without nominal par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    833636103
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

----------------------                                  ------------------------
CUSIP No.  833636103                                         Page 2 of 14 Pages
----------------------                                  ------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                INVERSIONES SQNH S.A.

--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) [ ]

--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                REPUBLIC OF CHILE
--------------- ----------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             NONE

                                  ----------------------------------------------
           NUMBER OF                  6      SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       53,557,332
            OWNED BY              ----------------------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          NONE
              WITH                ----------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             53,557,332
--------------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                53,557,332
--------------- ----------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES  [ ]

--------------- ----------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                37.5%
--------------- ----------------------------------------------------------------
      12        TYPE OF REPORTING PERSON

                HC-CO
--------------- ----------------------------------------------------------------

                                       13G

----------------------                                  ------------------------
CUSIP No.  833636103                                         Page 3 of 14 Pages
----------------------                                  ------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                INVERSIONES SQ HOLDING S.A.

--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) [ ]

--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                REPUBLIC OF CHILE
--------------- ----------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             NONE
                                  ----------------------------------------------

           NUMBER OF                  6      SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       53,557,332
            OWNED BY              ----------------------------------------------
              EACH
           REPORTING                  7      SOLE DISPOSITIVE POWER
             PERSON
              WITH                           NONE
                                  ----------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             53,557,332
--------------- ----------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                53,557,332

--------------- ----------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES  [ ]

--------------- ----------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                37.5%

--------------- ----------------------------------------------------------------
      12        TYPE OF REPORTING PERSON

                HC-CO
--------------- ----------------------------------------------------------------

                                       13G

----------------------                                  ------------------------
CUSIP No.  833636103                                         Page 4 of 14 Pages
----------------------                                  ------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                S.Q. GRAND CAYMAN CORP.

--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) [ ]

--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                 CAYMAN ISLANDS

--------------- ----------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             NONE
                                  ----------------------------------------------
           NUMBER OF                  6      SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       53,557,332
            OWNED BY
              EACH                ----------------------------------------------
           REPORTING                  7       SOLE DISPOSITIVE POWER
             PERSON
              WITH                                        NONE

                                  ----------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             53,557,332

--------------- ----------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                53,557,332

--------------- ----------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES [ ]

--------------- ----------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                37.5%

--------------- ----------------------------------------------------------------
      12        TYPE OF REPORTING PERSON

                HC-CO

--------------- ----------------------------------------------------------------

                                       13G

----------------------                                  ------------------------
CUSIP No.  833636103                                         Page 5 of 14 Pages
----------------------                                  ------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                PACIFIC ATLANTIC TRADING CORPORATION

--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) [ ]

--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                 CAYMAN ISLANDS
--------------- ----------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             NONE
                                  ----------------------------------------------

           NUMBER OF                  6      SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       53,557,332
            OWNED BY
              EACH                ----------------------------------------------
           REPORTING                  7      SOLE DISPOSITIVE POWER
             PERSON
              WITH                           NONE

                                  ----------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             53,557,332

--------------- ----------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                53,557,332

--------------- ----------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES [ ]

--------------- ----------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                37.5%

--------------- ----------------------------------------------------------------
      12        TYPE OF REPORTING PERSON

                HC-CO

--------------- ----------------------------------------------------------------

                                       13G

----------------------                                  ------------------------
CUSIP No.  833636103                                         Page 6 of 14 Pages
----------------------                                  ------------------------


--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                THE PACIFIC TRUST

--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) [ ]
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                 BRITISH VIRGIN ISLANDS
--------------- ----------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             NONE
                                  ----------------------------------------------

           NUMBER OF                  6      SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       53,557,332
            OWNED BY              ----------------------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          NONE
              WITH
                                  ----------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             53,557,332

--------------- ----------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                53,557,332

--------------- ----------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES [ ]

--------------- ----------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                37.5%

--------------- ----------------------------------------------------------------
      12        TYPE OF REPORTING PERSON

                OO

--------------- ----------------------------------------------------------------

                                       13G

----------------------                                  ------------------------
CUSIP No.  833636103                                         Page 7 of 14 Pages
----------------------                                  ------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                JULIO PONCE LEROU

--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a)[X]
                (b)[ ]
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                 REPUBLIC OF CHILE

--------------- ----------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             17,026
                                  ----------------------------------------------

           NUMBER OF                  6      SHARED VOTING POWER
             SHARES
          BENEFICIALLY                       53,557,332
            OWNED BY              ----------------------------------------------
              EACH                    7      SOLE DISPOSITIVE POWER
           REPORTING
             PERSON                          17,026
              WITH
                                  ----------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             53,557,332

--------------- ----------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                53,574,358

--------------- ----------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES [ ]

--------------- ----------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                37.51%

--------------- ----------------------------------------------------------------
      12        TYPE OF REPORTING PERSON

                IN

--------------- ----------------------------------------------------------------

Item 1.


(a)  Name of Issuer:

     Sociedad Quimica y Minera de Chile S.A.

(b)  Address of Issuer's Principal Executive Offices

     El Trovador 4285, Piso 6, Santiago, Republic of Chile

Item 2.

(a)  Name of Person Filing

     This statement is being filed by Inversiones SQNH S.A., Inversiones SQ Holding S.A., S.Q. Grand Cayman Corp., Pacific Atlantic Trading Corporation, The Pacific Trust and Julio Ponce Lerou.

(b)  Address of Principal Business Office or, if none, Residence

     The address of the principal business office (or, if none, the residence) of each person filing this Schedule is as follows:

     Inversiones SQNH S.A. is located at Ahumada 131, Of. 801, Santiago, Republic of Chile;

     Inversiones SQ Holding S.A. is located at Moneda N(degree)920, Of. 705, Santiago, Republic of Chile;

     S.Q. Grand Cayman Corp. is located at 1800 Sovran Center, one Commercial Place, Norfolk, VA;

     Pacific Atlantic Trading Corporation is located at 1800 Sovran Center, one Commercial Place, Norfolk, VA;

     The Pacific Trust is located in care of Alfaro, Ferrer, Ramirez & Aleman
     (BVI) at The Lake Building, 1st Floor, Road Town, Torrola, British Virgin Islands;

     Julio Ponce Lerou resides at Luis Carrera N(degree)2700, apartment 103, Vitacura, Santiago, Chile.

(c)  Citizenship

     The citizenship (or, in the case of an entity, the jurisdiction of organization) of each person filing this Schedule is as follows:

     Inversiones SQNH S.A. is organized under the laws of the Republic of Chile;

     Inversiones SQ Holding S.A. is organized under the laws of the Republic of Chile;

     S.Q. Grand Cayman Corp. is organized under the laws of the Cayman Islands;

     Pacific Atlantic Trading Corporation is organized under the laws of the Cayman Islands;

     The Pacific Trust is formed under the laws of the British Virgin Islands;

     Julio Ponce Lerou is a citizen of the Republic of Chile.

(d)  Title of Class of Securities

     Series A Shares, without nominal (par) value.

(e)  CUSIP Number

     833636103

Item 3.  Not applicable

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount Beneficially Owned:

         Inversiones SQNH S.A.:                      53,557,332
         Inversiones SQ Holding S.A.:                53,557,332
         S.Q. Grand Cayman Corp.:                    53,557,332
         Pacific Atlantic Trading Corporation:       53,557,332
         The Pacific Trust:                          53,557,332
         Julio Ponce Lerou:                          53,574,358

(b)  Percent of Class:

         Inversiones SQNH S.A.:                      37.5%
         Inversiones SQ Holding S.A.:                37.5%
         S.Q. Grand Cayman Corp.:                    37.5%
         Pacific Atlantic Trading Corporation:       37.5%
         The Pacific Trust:                          37.5%
         Julio Ponce Lerou:                          37.51%

(c)  Number of shares as to which the person has:

     (i)  sole power to vote or to direct the vote

                  Julio Ponce Lerou                  17,026

          (ii) shared power to vote or to direct the vote

                  Inversiones SQNH S.A.:                      53,557,332
                  Inversiones SQ Holding S.A.:                53,557,332
                  S.Q. Grand Cayman Corp.:                    53,557,332
                  Pacific Atlantic Trading Corporation:       53,557,332
                  The Pacific Trust:                          53,557,332
                  Julio Ponce Lerou:                          53,574,358

          (iii) sole power to dispose or to direct the disposition of

                  Julio Ponce Lerou                           17,026

          (iv) shared power to dispose or to direct the disposition of

                  Inversiones SQNH S.A.:                      53,557,332
                  Inversiones SQ Holding S.A.:                53,557,332
                  S.Q. Grand Cayman Corp.:                    53,557,332
                  Pacific Atlantic Trading Corporation:       53,557,332
                  The Pacific Trust:                          53,557,332
                  Julio Ponce Lerou:                          53,574,358

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

This Schedule, as amended, is being filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended ("Act"), as a result of the registration under Section 12 of the Act of the Series A shares, without nominal
(par) value, of Sociedad Quimica y Minera de Chile S.A. (the "Series A Shares") and the admission to listing for trading of the American Depositary Receipts representing the Series A Shares on the New York Stock Exchange on April 9, 1999. At the time of that listing reporting requirements of Section 13(d) under the Act took effect with respect to the Series A Shares.

Of the Series A Shares that are the subject of this Schedule 13G, 53,557,332 shares, or 37.5% of the outstanding Series A Shares, are shares that were beneficially owned by Sociedad de Inversiones Pampa Calichera S.A. as of December 31, 2003 of which 46,434,256 were owned of record by Sociedad de Inversiones Pampa Calichera S.A. and 7,123,076 shares were owned of record by Global Mining Investment Inc., as an indirect wholly owned subsidiary of Sociedad de Inversiones Pampa Calichera S.A. As further described below, the filing persons indirectly control Sociedad de Inversiones Pampa Calichera S.A. through their direct and indirect ownership of more than 50% of the share capital of Norte Grande S.A.

As of December 31, 2003:

Inversiones SQNH S.A. was the owner of record of approximately 89.47% of the outstanding share capital of Norte Grande S.A.,

Norte Grande S.A. was the owner of record of approximately 77.76% of the outstanding share capital of Sociedad de Inversiones Oro Blanco S.A. and

Sociedad de Inversiones Oro Blanco S.A. was the owner of record of approximately 66.67% of the outstanding share capital of Sociedad de Inversiones Pampa Calichera S.A.

Accordingly, Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A. and Sociedad de Inversiones Pampa Calichera S.A. may be deemed to be members of a group with the filing persons with respect to 53,557,332 Series A Shares that are the subject of this Schedule 13G.

Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A. and Norte Grande S.A. are each publicly traded companies in the Republic of Chile with shareholders which include persons other than the persons filing this Schedule. Accordingly, various other persons have the right to receive or the power to direct the receipt of any dividends from, or proceeds from the sale of, the Series A Shares that are the subject of this Schedule.

With respect to the filing persons, as of December 31, 2003:

Inversiones SQNH S.A. was the owner of record of approximately 89.47% of the outstanding share capital of Norte Grande S.A.

Inversiones SQ Holding S.A. was the owner of record of 51% of the outstanding share capital of Inversiones SQNH S.A. The remaining 49% equity interest in Inversiones SQNH S.A. is owned by Norsk Hydro Holland B.V., Agencia en Chile, a Chilean branch of Norsk Hydro Holland B.V., a Netherlands corporation.

S.Q. Grand Cayman Corp. was the owner of record of substantially all of the outstanding share capital of Inversiones SQ Holding S.A.

Pacific Atlantic Trading Corporation was the owner of record of 100% of the outstanding share capital of S.Q. Grand Cayman Corp.

The Pacific Trust was the owner of record of 100% of the outstanding share capital of Pacific Atlantic Trading Corporation.

Julio Ponce Lerou had the power to direct the administration of The Pacific Trust, and, as such, he exercised indirect control and influence over 53,557,332 Series A Shares. Additionally, he had a direct ownership interest in 17,026 Series A Shares. Mr. Ponce Lerou, may, therefore, be deemed to be a beneficial owner of 53,574,358 Series A Shares or 37.51% of the outstanding Series A Shares.

The children of Mr. Julio Ponce Lerou are the sole named beneficiaries of The Pacific Trust. To the extent that any dividends from, or proceeds from the sale of, the Series A Shares that are the subject of this Schedule are distributed from the trust, one or more of such persons may have the right to receive, or the power to direct the receipt of, any such dividends or proceeds, and one or more of such interests in such Series A Shares may represent more than 5% of the outstanding Series A Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit B.

Item 8.  Identification and Classification of Member of the Group

See Exhibit B.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 2, 2004

Inversiones SQNH S.A.                       Inversiones SQ Holding S.A.

By: /s/   Felipe Garcia-Huidobro            By:  /s/  Roberto Guzman Lyon
   --------------------------------            --------------------------------
   Name:  Felipe Garcia-Huidobro               Name:  Roberto Guzman Lyon
   Title: General Manager                      Title: General Manager


S.Q. Grand Cayman Corp.                     Pacific Atlantic Trading Corporation

By: /s/  Roberto Guzman Lyon                By:  /s/  Roberto Guzman Lyon
   --------------------------------            --------------------------------
   Name:  Roberto Guzman Lyon                  Name:  Roberto Guzman Lyon
   Title: General Manager                      Title: General Manager


The Pacific Trust                           Julio Ponce Lerou

By: /s/  Roberto Guzman Lyon                By: /s/  Roberto Guzman Lyon
   --------------------------------            --------------------------------
   Name:  Roberto Guzman Lyon                  Name:  Roberto Guzman Lyon
   Title: General Manager                      Title: Attorney-in-Fact

                                  EXHIBIT INDEX



Exhibit        Description

Exhibit A      Joint Filing Agreement of Inversiones SQNH S.A., Inversiones SQ
               Holding S.A., SQ Grand Cayman Corp., Pacific Atlantic Trading
               Corporation, The Pacific Trust and Julio Ponce Lerou (together with powers of attorney), dated as of March 2, 2004.

Exhibit B      Identification of members of a group.